BLUE SPHERE SHOOTING SCRIPT



OPEN: *[ON SCREEN: BEAUTIFUL SCENERY OF CANADA WITH THE VISUALIZATION OF CARBON AS THE PERIODIC TABLE SYMBOL "C" IN THE MIDDLE OF THE SCREEN]*

0:03 VOICEOVER ACTOR BEGINS: Carbon makes up less than 1% of the Earth's crust. While this may seem insignificant, nothing could be further from the truth...

After all, using radiocarbon dating, we can analyze the age of almost any object containing organic material. This helps us understand our past - and prepare for our future.

[SHOW GOOD B ROLL FOOTAGE OF ARCHAEOLOGISTS FINDING COOL THINGS LIKE FOSSILS AND OLD TREES]

VOICEOVER CONTINUES: And while it's impossible to predict the future… one thing has become abundantly clear: we are in a new era of energy. **[END OF NEW CONTENT]**

In the 1800's coal ruled the day

[SHOW B ROLL FOOTAGE OF DIRTY FACTORIES AND POWER PLANTS POWERED BY COAL]

In the 1900's, oil was king…

[SHOW B ROLL FOOTAGE OF OIL GEYSERS, JOHN D ROCKEFELLER, ETC.]

NEW: And herein lies the problem…

Since the Industrial Revolution, carbon dioxide emissions have been growing immensely. The burning of fossil fuels combined with relentless deforestation are the primary cause of the increased carbon dioxide concentrations in the atmosphere.

And our planet has paid the price…

This century, however, everything is changing. In order to survive the scrutiny of regulators and shareholders, companies are being forced to work with our planet – instead of against it. [END OF NEW CONTENT]

The vast majority of companies do this by purchasing carbon credits.

A carbon credit is a permit signifying one ton of CO_2 has been removed from the atmosphere.

BlueSphere Carbon has developed an inclusive environmental credit economy and community - an accessible, efficient, and transparent global trading platform: **the BlueSphere Carbon Exchange (BCE)**.

END OF NEW CONTENT

And this is where our story truly begins…

[FADE TO BLACK]

[OPEN TO SHIDAN SITTING IN A CHAIR, CAMERA FACING HIM 20/20 INTERVIEW STYLE]

SHIDAN: We launched Blue Sphere because we saw that the world was finally ready to take carbon seriously. I was an early investor in carbon credits – and their potential was clear as day.

EDDIE: The problem was… when we went to buy the credits, it was a complicated, cumbersome process. At the same time, it was hard for us to tell what was authentic, and what wasn't.

SHIDAN: Unfortunately, that's true. There are bad actors who want to take advantage of what should be something pure. This is why we teamed up to create Bluesphere – the most inclusive carbon credit economy and community on the planet.

[THROUGHOUT THE PRIOR THREE SCENES ALTERNATE BETWEEN SHOTS OF THE SPEAKER AND B ROLL FOOTAGE SHOWING BAD ACTORS, SKETCHY SCHNES, OPAQUENESS]

EDDIE: In many ways, Bluesphere is like the Coinbase of carbon credits. Our team vets carbon credits as they come on the market. If they pass our vetting process, we list them on our exchange. From here, everyday investors can buy or sell the carbon credits.

[SHOW B ROLL FOOTAGE OF BLOOMBERG TERMINALS, HAPPY PEOPLE AND TRADERS POINTING AT COMPUTER SCREENS, ETC.]

SHIDAN: The carbon credits themselves will go up or down in value based on the underlying projects. Again, similar to a regular stock or a crypto.

[MUSIC AND B ROLL FOOTAGE PLAYS]

EDDIE: With Blue Sphere, our mission was to eliminate the noise, and make buying and selling carbon credits as easy as a few mouse clicks.

SHIDAN: Every day, carbon credits trade hands on our platform. More projects apply to the platform… liquidity and interest grows.

[SHOW SOMETHING THAT SYMBOLIZES CARBON CREDIT TRADING; THEN CUT BACK TO CAMERA ANGLE ON SHIDAN]

SHIDAN CONTINUED: At Blue Sphere, we know that Carbon – its use and its protection – is the future. For the first time, we're opening our doors for investors to join us as we bring ease of use, transparency, and a modern twist to an element as old as the Earth Itself.